Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Mara Ransom

November 18, 2015

Re:	INDIANA MICHIGAN POWER COMPANY
Registration Statement No. 333-207836

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Indiana Michigan Power Company (hereafter the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on November 24, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

1.    Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and,

3.    The Company may not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact David C. House, Esq., at 614-716-1630.

Very truly yours,

INDIANA MICHIGAN POWER COMPANY

By:	/s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer
Assistant Secretary

cc:	Courtney Haseley, Esq.